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                                                                    EXHIBIT 8.1


                        [COOLEY GODWARD LLP LETTERHEAD]



November 7, 1996

Jandel Corporation
2591 Kerner Boulevard
San Rafael, CA  94901

Dear Sir or Madam:


We have acted as special counsel to Jandel Corporation, a California corporation ("Jandel"), in connection with the Agreement and Plan of Merger dated October 30, 1996 by and among SPSS Inc., a Delaware corporation ("SPSS"), SPSS Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of SPSS ("Sub") and Jandel providing for the merger of Sub with and into Jandel (the "Merger").


You have asked us to review the discussion of federal income tax issues contained in SPSS's Form S-4 Registration Statement filed in connection with the Merger (the "Registration Statement"). We have reviewed the discussion entitled "Certain Federal Income Tax Matters" contained in the Registration Statement and are of the opinion that, subject to the qualifications and limitations contained therein, such information fairly presents the current federal income tax law applicable to the Merger and the material federal tax consequences to SPSS, Sub, Jandel, the Jandel shareholders and the SPSS shareholders as a result of the Merger and insofar as it relates to statements of law or legal conclusions is correct in all material respects.

We consent to the reference to our firm under the caption "Certain Federal Income Tax Matters" included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP



By:  /s/ Susan Cooper Philpot
   ----------------------------------
    Susan Cooper Philpot


SCP/jkw